

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 27, 2007

By Facsimile and U.S. Mail

Mr. Richard D. Kinder
Chairman and Chief Executive Officer
Kinder Morgan Management, LLC
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan Management, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Response Letter Dated January 17, 2007**
> **Response Letter Dated February 16, 2007**
> **File No. 001-16459**

Dear Mr. Kinder:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief